ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

RECEIVED
2004 OCT -7 A 11: 07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

October 1, 2004

04045405

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
OCT 08 2004
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
1 October 2004 – (ASX Announcement & Media Release – New Project)

10/7

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

1 October 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

NEW PROJECT – SOUTH LOUISIANA

South Grosse Tete Project, Iberville Parish, South Louisiana


SOUTH GROSSE TETE
Jackson
New Orleans

FAR has reached agreement in principle with Gruy LLC, of Dallas, Texas, to participate in the drilling of the South Grosse Tete Prospect, located in Iberville Parish, South Louisiana, approximately 15 miles southwest of Baton Rouge.

Under the agreement, FAR will pay for 15% of the cost of an 11,650 foot normally pressured test of the Upthrown Bol Mex section of the Prospect, a three way faulted closure, lying to the east of the Bayou Choctaw Northwest field, with estimated potential in the range of 3 to 5 million barrels of oil.

The prospect is supported by a combination of subsurface well control and 3D seismic acquired in 1996. The cost of the well, a land based vertical hole planned for December 2004, is estimated at US$1.4 million with a further $US0.5 million for completion and pipeline connection. Provided the project is successful payout is estimated to occur within 10 months.

The well will comprise the first phase of a three year program designed to evaluate additional deeper seismically defined objectives at the Nonion Struma, Nodosaria and Deep Wilcox intervals. Whilst the exploration risk increases with depth, this is more than offset by the target sizes of the deeper objectives, namely:

Objective	Depth (Feet)	Potential Recoverable Reserves
Nonion Struma	13,000	12-15 BCF gas
Nodosaria	13,500-14,500	100 BCF gas and 5 million barrels oil
Deep Wilcox	16,500-17,500	350-500 BCF gas and 9-13 million barrels oil

Subject to a successful exploration outcome, a prospect of this magnitude has the potential to make a significant impact on FAR's reserve and production base particularly given prevailing energy prices.

Gruy LLC has advised the Operator is Spartan Operating Company, a subsidiary of James Smith and Associates, of Tyler, Texas.

FAR's working interest of 15% is subject to State and other royalties and will reduce to 11.25% after global payout of all operations to be conducted on the South Grosse Tete project. South Grosse Tete comprises approximately 700 net acres covering the crestal portions of both the shallow and deep plays. The other participants in the well include ASX listed Amadeus Energy Limited and associates of Gruy LLC. The agreement is subject to completion of formal documentation.

TOP BOL MEX – RECENT MAPPING


3.7 mmbo
2.3 mmbo
A
B

Added to the current drilling in progress at Lake Long and the forward program at. Bay Courant, the South Grosse Tete Prospect will see FAR involved in continuous drilling activity in South Louisiana between the present date and the first quarter of 2005. The Lake Long drilling has already yielded commercial success in the Middle Hollywood interval and the company remains confident the US program will deliver increases in both reserve base and production of oil and gas.

For further information please contact:
Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Terry Barr, a geologist with 25 years experience and. a Fellow of AIMM. Mr. Barr has given his consent to the information in the form and context in which it appears.